CASI Pharmaceuticals Announces $15 Million Private Placement Financing by Venrock

Healthcare Capital Partners, Foresite Capital, Panacea Venture and Dr. Wei-Wu He

BEIJING, China, June 26, 2024 – CASI Pharmaceuticals, Inc. (Nasdaq: CASI) (“CASI” or the “Company”), a biopharmaceutical company specializing in the development and commercialization of innovative therapeutic and pharmaceutical products, announced today that it has entered into securities purchase agreements with certain investors for a private investment in public equity financing (the “PIPE Transaction”) that is expected to result in aggregate gross proceeds of approximately $15.0 million, before deducting placement agent fees and other private placement expenses.

The PIPE Transaction is being led by Venrock Healthcare Capital Partners and Foresite Capital, with participation by Panacea Venture and Dr. Wei-Wu He, the Chairman of the board of directors and Chief Executive Officer of the Company and his family trust.

In the PIPE Transaction, CASI is selling an aggregate of 1,020,000 ordinary shares of the Company, at a price of $5.00 per ordinary share, and in the case of two investors, pre-funded warrants to purchase up to an aggregate of 1,980,000 ordinary shares at a per-share pre-funded exercise price of $4.9999. Each pre-funded warrant will have an exercise price of $0.0001 per share, and will be exercisable immediately and remains exercisable until exercised in full. The pre-funded warrants are subject to other terms and conditions, including certain ordinary share ownership limitations. The PIPE Transaction is expected to close in mid-July 2024, subject to the satisfaction of customary closing conditions.

Jefferies is acting as the placement agent to the Company for the PIPE Transaction.

“We are pleased with the strong support we’ve received from leading healthcare investors, which we believe is a testament to their conviction in our team, our ability to execute, and importantly, our mission to develop the innovative therapeutics for the benefit of patients,” said Dr. Wei-Wu He, Chairman and Chief Executive Officer. “We believe the strategic pivot of our anti-CD 38 program to antibody meditated rejection (“AMR”) will help to unlock the full potential of the company.”

The securities being issued and sold in the private placement have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state or other applicable jurisdiction's securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions' securities laws. The Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission (the "SEC") registering the resale of the ordinary shares issuable in connection with this private placement, including upon exercise of the pre-funded warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world. The Company is focused on acquiring, developing, and commercializing products that augment its hematology oncology therapeutic focus as well as other areas of unmet medical need. The Company intends to execute its plan to become a leader by launching medicines in the Greater China market, leveraging the Company’s China-based regulatory and commercial competencies and its global drug development expertise. The Company’s operations in China are conducted through its wholly owned subsidiary, CASI Pharmaceuticals (China) Co., Ltd., located in Beijing, China.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the anticipated proceeds to be received in the proposed PIPE Transaction, expected timing of closing of the proposed PIPE Transaction, the timing of registration of the securities sold in the PIPE Transaction with the SEC, the risk that we may be unable to continue as a going concern as a result of our inability to raise sufficient capital for our operational needs; the possibility that we may be delisted from trading on The Nasdaq Capital Market if we fail to satisfy applicable continued listing standards; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China, our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency, PRC National Medical Products Administration, or other regulatory authorities; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; risks relating to the commercialization, if any, of our proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); risks relating to interests of our largest shareholder and our Chairman and CEO that differ from our other shareholders; and risks related to the development of a new manufacturing facility by CASI Pharmaceuticals (Wuxi) Co., Ltd. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

COMPANY CONTACT:

Rui Zhang

CASI Pharmaceuticals, Inc.

240.864.2643

ir@casipharmaceuticals.com